Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004	2003	2002
Earnings
Net Income for Common	$686	$694	$518	$591	$605
Preferred Stock Dividend	11	11	11	11	13
Cumulative Effect of Changes in Accounting Principles	-	-	-	-	-
(Income) or Loss from Equity Investees	-	-	-	-	1
Minority Interest Loss	-	-	-	-	-
Income Tax	349	330	278	367	342
Pre-Tax Income from Continuing Operations	1,046	1,035	807	969	961
Add: Fixed Charges*	472	392	387	409	408
Add: Amortization of Capitalized Interest	-	-	-	-	-
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Earnings	$1,518	$1,427	$1,194	$1,378	$1,369
* Fixed Charges
Interest on Long-term Debt	$370	$333	$317	$333	$333
Amortization of Debt Discount, Premium and Expense	16	17	15	13	12
Interest Capitalized	-	-	-	-	-
Other Interest	65	21	34	42	51
Interest Component of Rentals	21	21	21	21	12
Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Fixed Charges	$472	$392	$387	$409	$408
Ratio of Earnings to Fixed Charges	3.2	3.6	3.1	3.4	3.4